

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via E-mail</u>
Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom

     Re: Global Ship Lease, Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2011
            Filed April 13, 2012
            File No. 1-34153

Dear Mr. Webber:

     We refer you to our comment letters dated June 5, 2012 and July 12, 2012 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Cecilia Blye

                     Cecilia Blye, Chief
                     Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance